AMARIN ANNOUNCES REVISION TO NON-BINDING TERM SHEET FOR PRIVATE PLACEMENT OF UP TO $55 MILLION

DUBLIN, Ireland, July 22, 2009 – Amarin Corporation plc (NASDAQ: AMRN) announced today that it has revised the terms of the previously announced non-binding term sheet relating to the private placement of American Depositary Shares (each representing one ordinary share) (“ADSs”) for up to $55 million.

The revised non-binding term sheet contemplates that the lead investors in the proposed financing, funds affiliated with Fountain Healthcare Partners, Sofinnova Ventures, Orbimed Advisors and Longitude Capital, along with other potential investors that have expressed strong interest, will purchase an aggregate of up to $30 million of the ADSs with the balance of approximately $25 million reserved for other investors mutually acceptable to both the Company and the lead investors. Pursuant to the revised non-binding term sheet there will be one closing, which is anticipated to occur on or before August 31, 2009.

The pricing of the financing remains as previously announced at $1.00 per unit, with each unit consisting of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS.

The Company also announced that it has agreed with the parties to the bridge loan agreement signed in May 2009 to extend its maturity date to August 31, 2009.  The Company is also in negotiations to secure additional bridge financing.

Amarin also announced today that it has executed an agreement for the disposal of its rights in a novel, nasal lorazepam formulation for emergency seizures (‘Nasal Lorazepam’) to Elan Drug Technologies for an upfront payment of $0.7 million. Amarin had previously announced in 2008 that following the repositioning of the Company to focus on cardiovascular disease, all of its central nervous system programs, including Nasal Lorazepam, would be partnered or divested. The proceeds from the sale of Nasal Lorazepam together with the additional bridge financing under negotiation is expected to provide the Company with sufficient funds to operate through August 31, 2009.

The execution of the revised non-binding term sheet for the private placement of ADSs does not constitute a commitment on the part of the investors to invest in the Company. There can be no assurance that the private placement contemplated by this revised non-binding term sheet will close, or that the additional bridge financing under negotiation will be secured, in order to permit the continued funding of the Company’s operations.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall not be any sale of these securities in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of July 22, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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